INCOME OPPORTUNITY REALTY INVESTORS, INC. SC 13E3/A

Exhibit 107

Calculation of Filing Fee Tables

Table 1 – Transaction Valuation

	Transaction Valuation	Fee rate*	Amount of Filing fees
Fees to Be Paid	$1,800,000	$153.10	$306.20
Fees Previously Paid
Total Transaction Valuation
Total Fees Due for Filing
Total Fee Offsets
Net Fee Due			$ 306.20

Table 2 – Fee Offset Claims and Sources

	Registration or filer name	Form or filing type	File number	Initial filing date	Filing date	Fee offset claimed	Fee paid with fee offset source
Fee Offset Claims
Fee Offset Sources

Explain how the transaction valuation was determined.

Transaction Valuation determined based on Offer Price of $18 per share net multiplied by up to 100,000 IOR Shares sought.

$18 x 100,000 = $1,800,000 Transaction Valuation.

___________________

* the Fee Rate is $153.10 per million dollars of Transaction Valuation from and after October 1, 2024 pursuant to SEC Fee Rate Advisory issued August 20, 2014.